Exhibit 99.1

Yandex.Taxi Announces Acquisition of Selected Assets of Vezet Group

Transaction includes the call centers and cargo business of Vezet Group

Moscow and Amsterdam, the Netherlands, February 2, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced that MLU B.V. (“MLU”), Yandex’s ride-sharing and food delivery joint venture, has completed the acquisition of the call centers and cargo business of Vezet Group.

Current shareholders of Vezet Group will receive up to $178 million in cash, a significant part of which will be contingent on certain integration milestones. The agreement represents a narrower scope and revised financial terms compared to the previously announced July 2019 transaction, which the parties have agreed to terminate.

The transaction will allow MLU to ramp up the development of logistics services and enhance customer care across Russian regions.

Vezet Group customers will continue to be able to order services by phone, as well as through the Yandex Go app, with its collection of ride-hailing, food and grocery delivery and logistics services, available in their region.

Drivers will be given the opportunity to migrate to Yandex Pro, Yandex’s platform for ride-hailing and logistics partners, couriers and other professionals, and will be eligible to participate in support and educational programs offered by Yandex.

The parties anticipate that integration with the MLU platform will complete in the second quarter of 2021.

About Vezet

Vezet Group was established in May 2017, following the merger of two local companies, Saturn and RuTaxi. Today, the company provides services, including ride-hailing, cargo and food delivery, in over 100 Russian cities, and enables users to make orders either by phone or using a mobile app. Call processing takes an average of 20 seconds, which is one of the best results across the industry.

Forward-looking statements

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the successful integration of the Vezet assets and the impact of such transaction on MLU’s and Yandex’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the ability to complete the integration of the Vezet call centers and other assets into the MLU platform, the risks inherent in business combinations, and the impact of macroeconomic and geopolitical developments affecting the Russian and regional economy, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in the Annual Report on Form 20-F of Yandex N.V. for the year ended December 31, 2019, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of February 2, 2021, and Yandex undertakes no duty to update this information unless required by law.

For further information, please visit http://company.yandex.com or contact:

MLU B.V., Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru; ez@yandex-team.ru

Yandex N.V., Press Office

Sana Paritova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.com

About Yandex N.V.

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011.

About MLU B.V.

MLU was created in February 2018 when Yandex (NASDAQ and MOEX: YNDX) and Uber (NYSE: UBER) combined their ride-hailing and food delivery businesses across Russia and six neighboring countries. As of today, it operates Yandex.Taxi, Uber, Yango and Yandex.Go brands in 17 countries and offers ride-sharing, car-sharing and logistics services, public transport schedules, as well as food and grocery delivery services through Yandex.Eats and Yandex.Lavka brands.